




SECUR 06004872 ISSION

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ANNUAL AUDITED REPORT RECEIVED
FORM X-17A-5
PART III

FEB 2 8 2006

SEC FILE NUMBER

8 - 45388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

401(K) Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___98 San Jacinto Blvd. Suite 1100___
_____(No. and Street)_____

| ___Austin___ | ___Texas___ | ___78701___ |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Melissa A. Janda___ ___(512) 344-3288___
_____(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___**Helin, Donovan, Trubee & Wilkinson, LLP**___
_____(Name – if individual, state last, first, middle name)

| **5918 Courtyard West, Ste. 400** | **Austin** | **Texas** | **78730** |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

APR 2 7 2006

THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Jerry Bramlett_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**401(k) Investment Services, Inc.**_____, as of _____December 31, 2005____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

President and CEO
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
January 27, 2006

12

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Index to Financial Statements, Supplemental Schedule, and Other Information

December 31, 2005



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of 401(k) Investment Services, Inc.:

We have audited the accompanying statement of financial condition of 401(k) Investment Services, Inc. (a wholly owned subsidiary of The 401(k) Companies, Inc.) as of December 31, 2005, and the related statement of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 401(k) Investment Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
January 27, 2006

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive   Suite 400   Austin, TX   78730
512.258.9670 **phone**   512.258.5895 **fax**   866.331.5336 **toll free**
www.helindonovan.com



401(K) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	953,422
Receivable from clearing broker dealer		27,023
Distribution fees receivable		873,150
Clearing deposits		65,000
Prepaid expenses and other assets		125,541
Total assets	$	2,044,136

Liabilities and Shareholder's Equity

Liabilities:

Payable to Nationwide Mutual for income taxes	261,977
Payable to affiliate for management fees	463,705
Accounts payable and accrued expenses	26,745
Total liabilities	752,427

Shareholder's equity:

Common stock $.0054 par value; 1,000,000 shares authorized, issued and outstanding	5,400
Additional paid in capital	2,400
Retained earnings	1,283,909
Total shareholder's equity	1,291,709
Total liabilities and shareholder's equity	$ 2,044,136

See notes to financial statements and independent auditors' report.

401(K) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Operations

For the Year Ended December 31, 2005

Revenues		
	Commissions	$ 2,184,866
	Distribution fees	6,418,659
	Interest	9,648
	Total revenues	8,613,173
Expenses		
	Salaries and benefits	1,703,501
	Management fees	5,530,646
	Clearance fees	399,220
	Regulatory fees	34,107
	General and administrative	242,438
	Total expenses	7,909,912
	Income before taxes	703,263
Income tax expense		261,977
	Net income	$ 441,286

See notes to financial statements and independent auditors' report.

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)
Statement of Shareholder's Equity
For the Year ended December 31, 2005

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances at January 1, 2005	1,000,000	$ 5,400	2,400	842,623	$ 850,423
Net income	-	-	-	441,286	441,286
Balances at December 31, 2005	1,000,000	$ 5,400	2,400	1,283,909	$1,291,709

See notes to financial statements and independent auditors' report.

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Cash Flows

For the Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	441,286
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Change in assets and liabilities		
Receivable from clearing broker dealer		6,189
Distribution fees receivable		(233,815)
Prepaid expenses and other assets		(72,973)
Payable to Nationwide Mutual for income taxes		241,452
Payable to affiliate for management fees		108,187
Accounts payable and accrued expenses		(118,175)
Net cash provided by operating activities		372,151
Cash flows from investing activities:		-
Cash flows from financing activities		-
Net increase in cash		372,151
Cash and cash equivalents at beginning of year		581,271
Cash and cash equivalents at end of year	$	953,422
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	547
Cash paid to Nationwide Mutual for income taxes	$	18,487

See notes to financial statements and independent auditors' report.

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Notes to the Financial Statements

December 31, 2005

Note 1- Organization Nature of Business

401(k) Investment Services, Inc. (the "Company") is a broker-dealer and a member of the National Association of Securities Dealers ("NASD"). As a member of the NASD, the Company's activities are regulated by, and the Company is subject to certain filing requirements of, the Securities Exchage Act of 1934. The Company, a wholly owned subsidiary of The 401(k) Companies, Inc. (the "Parent"), was incorporated for the purpose of serving as an introducing broker-dealer for the customers of The 401(k) Company (the "Affiliate"), a wholly owned subsidiary of the Parent. The Parent is wholly owned by Nationwide Mutual. The customers of the Affiliate are located primarily in Texas and its bordering states.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

The Company does not carry or clear customer accounts, but operates pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through a clearing broker. The Company also operates pursuant to SEC Rule 15c3-3(k)(2)(i) effectuating customer mutual fund transactions through a clearing organization. These clearing firms have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing firm pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Commission, and to perform all services customarily incident thereto.

Distribution Fees

The Company receives distribution fees from fund houses for providing shareholder services. Revenue is accrued monthly as services are performed and generally paid by the fund houses on a monthly or quarterly basis. At each reporting period, the Company estimates the amounts due from fund houses and records such amounts as distribution fees receivable.

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Notes to the Financial Statements

December 31, 2005

Note 2- Summary of Significant Accounting Policies (continued)

Federal Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the change in the net deferred asset or liability from period to period. A valuation allowance is established to the extent that it is more likely than not that the deferred tax asset will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, distributions receivable and clearing deposits owned. The Company had cash balances in excess of federally insured limits of $100,000 at various times during the year (approximately $690,000 at December 31, 2005). The receivables from clearing broker-dealers and clearing deposits are kept at two financial institutions that are insured by the Securities Investor Protection Corporation and are maintained at amounts below their limit of $100,000 for cash deposits and $500,000 for total deposits. Distributions receivable are not insured and are subject to risk of collection from the various fund managers. The Company has not recorded an allowance for the collectibility of these receivables.

Note 3- Clearing Deposits

Cash of $25,000 and $40,000 has been deposited in accordance with outstanding clearing agreements with two clearing broker-dealers. The accounts are interest bearing. These deposits are required to be kept as long as the clearing agreements are in effect. Should a clearing agreement be cancelled, the clearing broker-dealer would reduce these deposits by any cancellation fee or costs.

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Notes to the Financial Statements

December 31, 2005

Note 4- Related Party Transactions

The Company and its Affiliate share certain office facilities and administrative services. The two parties have an agreement whereby the Company pays the Affiliate a monthly management fee in exchange for use of these facilities and services. Under the terms of the Modified Agreement, shared costs are allocated to the Company monthly on a reasonable basis, which is principally based upon the percentage of time spent by the Affiliate's employees providing services to the Company. During 2005, these management fees totaled $4,926,942. The Company's revenue is 100% sourced from customers of its Affiliate or as a result of the Affiliate's relationships.

Note 5- Subordinated Liabilities

The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2005 and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

Note 6- Income Taxes

The Company and its Parent file a consolidated federal income tax return with Nationwide Mutual. Federal income taxes are calculated on a separate company basis, and any amount of current tax attributable to the company is remitted to Nationwide Mutual.

As of December 31, 2005, there were no significant items resulting in deferred tax assets or liabilities. Additionally, based upon the taxable income generated in 2005, the Company recorded a current tax expense and payable to Nationwide Mutual of approximately $262,000.

Income tax expense for the year ended December 31, 2005 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income before income expense as a result of the following:

Computed "expected" expense	$ 239,100
Expenses on books not allowed for taxes	1,800
State income tax, net of federal benefit	21,100
	$ 262,000

Note 7- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the minimum "net capital" requirement for the Company was $50,164. "Net capital" at December 31, 2005 was $293,018. The Company's ratio of aggregate indebtedness to net capital was 2.6 to 1 at December 31, 2005.

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Notes to the Financial Statements

December 31, 2005

Note 8- Commitments and Contingencies

Clearing Agreement

During fiscal year 1997, the Company entered into a contractual agreement with a clearing broker-dealer for the purpose of clearing trades for a portion of the client transactions. The contract contains a termination clause that requires the Company to pay a deconversion fee of no more than $10,000 upon termination.

Litigation

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2005, the Company was not involved in any claim or legal action.

Note 9- Off-Statement of Financial Condition Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-statement of financial condition risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contact at a loss.

Note 10- Employee Benefit Plans

The Company is a participant in the defined contribution plan (the "Plan") of the Parent pursuant to Section 401(k) of the Internal Revenue Code. All eligible employees who have completed 30 days of service and are of age 18 or older are eligible to participate in the Plan. Participants may contribute up to 100% of their salary up to the federal maximum of $14,000 for 2005. The Company may make discretionary contributions during each year in such amounts as it deems appropriate. After completion of their first year of service, employees begin vesting at a rate of 33% per year until becoming fully vested once four years of service is obtained. Distributions under the Plan are not permitted before age 59 ½ except for death, disability and termination of employment or financial hardship as defined under the Plan. Matching contributions of approximately $31,000 were charged to operations during the year ended December 31, 2005.

Schedule I

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net capital:		
Total shareholder's equity	$	1,291,709
Adjustments to shareholder's equity for		
non-allowable assets and related liabilities:		
Distribution fees receivable		(873,150)
Prepaid expenses and other assets		(125,541)
Total net capital	$	293,018
Aggregate indebtedness		
Payable to parent for income taxes	$	261,977
Payable to affiliate for management fees		463,705
Accounts payable and accrued expenses		26,745
Total aggregate indebtedness	$	752,427
Computation of basic net capital requirement		
Minimum net capital required (greater of $25,000 or		
6 2/3% of aggregate indebtedness)	$	50,164
Net capital in excess of minimum requirement	$	242,854
Ratio of aggregate indebtedness to net capital		2.6 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 as reported by 401(k) Invesment Services, Inc. on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Shareholder of 401(k) Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of 401(k) Investment Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive Suite 400 Austin, TX 78730
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

